SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 TalkTalk Joins Forces With NiCE To Deploy CXone Mpower In Mission To Revolutionize Customer Experience, dated July 1, 2025

99.2 Staysure Selects NiCE to Deliver Seamless Insurance Experiences for the Modern Traveler with CXone Mpower, dated July 2, 2025

99.3 NiCE Unveils 2025 International CX Excellence Award Winners Spotlighting the Game-Changers in AI-Driven Customer Service Automation, dated July 3, 2025

99.4 NiCE Actimize 2025 Fraud Insights Report Shows Scams Still the Method of Choice in Attempted Fraud Transactions, dated July 7, 2025

99.5 New York County Defender Services Selects NiCE Defense for Digital Transformation, dated July 9, 2025

99.6 NiCE Actimize X-Sight AML Solutions Selected by Aberdeen Group to Enhance Its Financial Crime Operations, dated July 14, 2025

99.7 NiCE’s Evidencentral Surpasses Milestone of Supporting Over 37 Million Active Criminal Cases and 240 Million Evidence Items, dated July 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Alon Levy Title: Vice President, General Counsel and Corporate Secretary Dated: August 8, 2025

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 TalkTalk Joins Forces With NiCE To Deploy CXone Mpower In Mission To Revolutionize Customer Experience, dated July 1, 2025

99.2 Staysure Selects NiCE to Deliver Seamless Insurance Experiences for the Modern Traveler with CXone Mpower, dated July 2, 2025

99.3 NiCE Unveils 2025 International CX Excellence Award Winners Spotlighting the Game-Changers in AI-Driven Customer Service Automation, dated July 3, 2025

99.4 NiCE Actimize 2025 Fraud Insights Report Shows Scams Still the Method of Choice in Attempted Fraud Transactions, dated July 7, 2025

99.5 New York County Defender Services Selects NiCE Defense for Digital Transformation, dated July 9, 2025

99.6 NiCE Actimize X-Sight AML Solutions Selected by Aberdeen Group to Enhance Its Financial Crime Operations, dated July 14, 2025

99.7 NiCE’s Evidencentral Surpasses Milestone of Supporting Over 37 Million Active Criminal Cases and 240 Million Evidence Items, dated July 15